This offering is not live or open to the public at this moment.



PLAY VIDEO

# Caleigh & Clover Inc.

Contemporary Women's Clothing Made in LA

Small OPO · Burbank, CA
Fashion & Apparel
Accepting International Investment

0
Investors

$0.00
Raised of $25K - $100K goal

Chat

Overview | Team | Terms | Updates | Comments | Share





## Young Women's SoCal Style, Crafted by an Industry Veteran

### Invest in Caleigh & Clover

*You may have never heard my name before — but you've probabl[...] clothes*

Chat

*My name is Richard Ashbee. I have designed and manufactured* ***over $1B of clothing*** *for great brands including* ***Guess, Theory, Vince, Rag & Bone, James Perse, Zara*** *and many more. And now, I'm proud to introduce California's next big clothing brand: Caleigh & Clover.*

*I moved to Los Angeles from the UK for its legendary lifestyle. To the rest of the world, LA is an epicenter of entertainment, music, surfing, yoga, and, of course, fashion. The Caleigh & Clover look matches LA's unique lifestyle: It's aspirational yet accessible.*

*Today's young, professional, creative woman wants to feel sexy and comfortable. She wants to always feel stylish. She wants a clothing brand that speaks to how she feels. She wants every day to feel like Coachella[...]*

Chat

*Yes, I've worked for some truly great fashion designers and provided them my inspired designs, manufactured for them, and helped them grow to enormous financial successes. I'm ready now to make my own brand — to build something great of my own no longer for others.*

*I am proud of what we've been able to do with Caleigh & Clover already.* ***We***




**Richard Ashbee** has done design, merchandising, and manufacturing for brands like...
JAMES PERSE
GUESS
Theory
CHEROKEE
VINCE.
rag & bone
NEW YORK
ZARA
and more.

***have private label clients set to accommodate $500K per month in orders in the first 4-6 months of our business, and $1M+ per month beyond that.*** *I hope you'll join us as we continue to grow. This is the time for me to move forward and catch an important moment. It could be the same for you.*

*In the past, very few could invest in the birth of a great new apparel brand. But this is no longer the case. Together we can make a huge impression on fashion across the globe.*

*Yours,*
*Richard*

**Investment**
$10/share | When you invest you are betting the company's future value will exceed $3.5M.

**Perks**
For 12 months following the date an investor's subscription is accepted by the Company, such investor shall receive a discount on products they purchase directly from our website, equal to 50% off of the Manufacturer's Suggested Retail Price. The total discount for any investor for all purchases, shall not exceed ten times the amount invested by such investor.

**$1,000** — Discount program as stated on the page.
**$5,000** — Discount program + one unique clothing sketch signed by designer.
**$50,000** — All of the above plus invitation to the Coterie show in New York in September. Guided tour. Access to behind scenes and cocktail party. Become an industry insider.

---

## The LA Boutique — In Every City

Caleigh & Clover aims to be in every young contemporary woman's closet, regardless of where she lives.
**Upon launch, the plan is for our label to be carried in 400 stores across the country. These will include Revolve, Planet Blue, Equinox, and Singer 22.**

We can promise the highest quality, LA -manufactured clothing, possessing the edgy but playful sophistication that LA is famous for. With deep experience in manufacturing and merchandising, our team understands exactly how to get great style in front of the eyes of a customer.

**Our relationships with retailers are a unique advantage, allowing us to launch a new label alongside trusted business partners.**






A
GOLDEN
STATE
OF
MIND

2017 Summer Selections











*Salt in the air*

*Sand in my hair*

Quality Artisanship for Creative Women













## Wearing the SoCal Lifestyle

Caleigh & Clover doesn't just sell the Los Angeles lifestyle. **It IS the Los Angeles lifestyle.** Our clothes are effortless, fun, sophisticated, and easily worn in all facets of the day — be it at a music festival, the beach, or around the house.
Anyone who's lived in LA knows there are no rules to what you can or can't wear: There's just good fashion.

Making clothing that's sourced in the U.S. and developed and manufactured in LA, we strive to impact fashion around the globe.
Like any great brand, we will lead with brick and mortar stores, but rely heavily on ecommerce sales. **Your investment will provide the necessary capital to promote Caleigh & Clover with viral and traditional marketing campaigns so the LA spirit can spread more quickly.**

Chat







Chat

## The Market for Women's Contemporary

Fashion is a never-ending game. Manufacturers are always trying to get one step closer to matching the audience's true essence. Caleigh and Clover is entering the young women's contemporary market — one beloved by influencers and marketers — **and bringing to it years of experience and tenured leadership.**

### Apparel Is Not Done Growing

According to recent market research, "The Women's Apparel Global Industry was $621B in 2014 which was a **12% increase over the last 5 year period.** Women's apparel would cover outerwear, footwear, blouses, slacks, jeans, dresses, skirts, hats and accessories. The largest markets of consumerism for women's apparel are Brazil, China, Italy, Japan and the U.S with developing countries also expecting a massive spike resulting from growth."

Because Caleigh & Clover aims to generate revenue primarily from its e-commerce sales, women globally will be able to buy Caleigh & Clover. With the right marketing and outreach campaigns — **most of which will be social media campaigns** — Caleigh & Clover can inspire millions of women throughout the world to adopt the Caleigh & Clover aesthetic and as a result, the SoCal lifestyle.



Chat

Chat

## Ecommerce Growth

**We are poised to establish our own ecommerce platform** to manage the production and distribution of our clothing. We intend for much of the investments garnered from this raise to fuel this critical expansion.

Our platform will be built by companies with years of expertise in digital marketing, complementing our experience in fashion manufacturing.

---



live in the Sunshine
swim in the Sea
Drink the wild air
drink
drink
live in the Sunshine
swim in the Sea
drink drink drink
drink the wild air
air
drink drink drink




---

## A Fashion Legacy Culminating in Caleigh & Clover

From the UK to California: A Shift in Style

"In the 1970s fashion was at a point of major transition. For many, especially young women, fashion was a time to explore areas of themselves in an entirely fresh way. People were becoming increasingly freer to explore diverse fashion options, and style had reached an entirely new height.

I, a young man at the time, was at the point of transition too. Or rather I was about to accept a Nottingham job opportunity that catalyzed a multi-decade-long career in the fashion industry.

Fast forward to the present, and I've since handled the manufacturing of clothing for major fashion lines and companies ranging from Zara, to Rag & Bone, to Perry Ellis, to Theory, to Pacific Sunwear, to Vince. Oh, and I also wound up in the United States after Cherokee asked me to build their U.S. licensing division.

Transition is true for fashion too, but everything is pointing in one direction. Though decades have passed, and the fashion industry has evolved tremendously, one thing has remained the same: young people, particularly women, have channeled their lifestyles through their fashion aesthetic.  And all eyes are on California.

I hope you'll consider picking up fashion where it is today, and joining me in building a brand for the future."

- Richard




Chat
Chat

Chat

**April 2017**



### Caleigh & Clover is Founded

After years of manufacturing for other brands, Richard Ashbee embarks on one of his own.

**May 2017**



### Website Launch

We anticipate that ecommerce sales will begin online.

**May 2017**



### Marketing Launch

Leveraging top influencers, we plan push the brand on social media and online.

**June 2017**



### Summer Launch into 400 Boutiques

Caleigh & Clover anticipates apparel will be sold in stores across the country.

**July 2017**



### 30 New Styles

Just in time for summer.

**August 2017**



### 30 More Styles!

We'll continue to grow our line.

**September 2017**



### Fall Line 4

We'll launch our latest fall line in stores and online.

Chat

Chat

## Meet the Founders



### Richard Ashbee

President, Secretary, Treasurer & Director

*Richard Ashbee has served as our President, Secretary, CFO and sole director since our inception in April 2017. He has worked in fashion manufacturing for apparel companies ranging from Cherokee to Perry Ellis to Zara to Pacific Sunwear to many more. Richard has over 27 years of experience in producing and manufacturing clothing all over the world, from the UK to Peru. His experience has garnered strong relationships with some of the world's top retailers and ecommerce sites. Richard has served as the Manager of C & C California, LLC, since January 2016.*



### Diane Ashbee

Director of Marketing/Merchandising

*A California Native, born in Palm Springs, Diane Ashbee studied in Malibu, California, currently lives on the Westside. It was through her combined knowledge of journalism with her love of fashion, that Diane was led to work in the editorial department in West Coast offices of Fashion Trade publisher Earnshaw Publications for their namesake children's wear magazine, Earnshaw's and their footwear industry publication Footwear Plus. From there, Diane moved to boutique Fashion Public Relations firm, where she worked on accounts of nationally recognized clients including, Mossimo, Skechers, and Cherokee. Diane has spent the past several years using the expertise and knowledge gleamed from working in so many aspects of the industry to providing consulting services in the areas of Trend Forecasting, Design, PR and Marketing for a variety of clients, but is now happy to apply that experience to launching Caleigh and Clover.*

Chat
Chat

## And the Rest of the Team



**Christina Apostolidou**

Creative Director

*Born in Athens, Greece and raised in Geneva, Switzerland, Christina had a love and passion for fashion an early age. She attended the School of Fine Arts at Claparede College in Geneva prior to moving to Los Angeles in 1998, where she graduated with a BFA in Fashion Marketing. Los Angeles and the Southern California lifestyle are the perfect fit for her personality and aesthetic: Free spirit, love for music, travel and art. In 2007, she founded her own brand, 291 Venice, after many years working at Guess. Christina now brings her directional viewpoint and creativity to Caleigh & Clover.*



**Isabel Robles**

Head of Operations

*Isabel Robles is originally from Lima, Peru. It is there that she studied and earned a degree in Industrial Engineering before beginning her career working for a Textile factory. Later she was transferred to Los Angeles to work in their Los Angeles satellite office, and met Richard Ashbee in 1991. Shortly afterward, she began working for Richard as Head of Operations and they have been working side by side for more than 25 years.*



**Sasha Mitchell**

Digital Operations

*Sasha has worked with the Ashbee team for over 13 years. As a domain administrator for multiple brands including Crunch Fitness, he built custom e-mail servers, managed domain security, and ran IT operations.*

Chat

Chat

Chat

## Offering Summary

Maximum 10,000 shares of common stock ($100,000)

Minimum 2,500 shares of common stock ($25,000)

| | |
|---|---|
| **Company** | Caleigh & Clover, Inc. |
| **Corporate Address** | 1111 Chestnut Street,Burbank,CA 91506 |
| **Description of Business** | Young Contemporary Women's Apparel |
| **Type of Security Offered** | Common Stock (the "Shares", or the "Securities") |
| **Purchase Price of Security Offered** | $10.00 |
| **Minimum Investment Amount (per investor)** | $250.00 |

**Perks**

For 12 months following the date an investor's subscription is accepted by the Company, such investor shall receive a discount on products they purchase directly from our website, equal to 50% off of the Manufacturer's Suggested Retail Price. The total discount for any investor for all purchases, shall not exceed ten times the amount invested by such investor.

**$1,000** — Discount program as stated on the page.

**$5,000** — Discount program + one unique clothing sketch signed by designer.

**$50,000** — All of the above plus invitation to the Coterie show in New York in September. Guided tour. Access to behind scenes and cocktail party. Become an industry insider.

## Irregular Use of Proceeds

We may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and ar Chat of inter-company debt or back payments.

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Chat

## Updates

Follow Caleigh & Clover Inc. to get notified of future updates!

## Comments (0 total)

Add a public comment...

Post

Chat



©2017 All Rights Reserved

## Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Chat

## Investment opportunities posted and accessible through the site are of two types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. 2. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

## Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

---

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Chat